

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 18, 2024

Jeff Feeley
Chief Financial Officer
Rigel Resource Acquisition Corp.
7 Bryant Park
1045 Avenue of the Americas, Floor 25
New York, NY 10018

> **Re: Rigel Resource Acquisition Corp.**
> **Form 10-K for the year ended December 31, 2023**
> **Filed March 22, 2024**
> **File No. 001-41022**

Dear Jeff Feeley:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

<u>Form 10-K for the year ended December 31, 2023</u>

<u>Item 9A. Controls and Procedures, page 63</u>

1.   We note that disclosure controls and procedures were not effective as of December 31, 2023 due to a material weakness in internal control over financial reporting. Please disclose the Evaluation Date used to assess internal control over financial reporting and tell us how management was able to conclude that internal control over financial reporting was effective when a material weakness existed.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact William Demarest at 202-551-3432 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael J. Mies, Esq.